Exhibit 99.1

April 29, 2024

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Postal Ballot Notice - Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI LODR”)

Pursuant to Regulation 30 of SEBI LODR, please find enclosed a copy of the Postal Ballot Notice together with the Explanatory Statement, seeking approval of the Members by way of remote e-voting process, for below Ordinary Resolutions:

a)	Appointment of Mr. Srinivas Pallia (DIN: 10574442) as Whole-Time Director in the capacity of Chief Executive Officer and Managing Director on the Board of Wipro Limited (the “Company”); and

b)	Approval for payment of cash compensation to Mr. Thierry Delaporte (DIN: 08107242), former Chief Executive Officer and Managing Director of the Company

Please note that the Postal Ballot Notice is being sent only by electronic mode to the Members whose names appear on the Register of Members/list of Beneficial Owners as on Friday, April 19, 2024 and whose e-mail addresses are registered with the Company/Depositories.

The remote e-voting period commences at 9 AM IST on Tuesday, April 30, 2024 and ends at 5 PM IST on Wednesday, May 29, 2024. The results of the postal ballot will be declared on or before Friday, May 31, 2024.

The Postal Ballot Notice is also available on the Company’s website at https://www.wipro.com/investors/corporate-governance/ e-voting-and-postal-
ballot/.

Thanking you.

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: As above

Wipro Limited

CIN: L32102KA1945PLC020800

Regd. Office: Doddakannelli, Sarjapur Road, Bengaluru- 560 035, India.

Tel.: +91-80-28440011

E-mail: corp-secretarial@wipro.com Website: www.wipro.com

Notice of Postal Ballot

Dear Shareholders,

Notice is hereby given pursuant to and in compliance with the provisions of Sections 108, 110 and other applicable provisions, if any, of the Companies Act, 2013 (the “Act”), Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014, read with the General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020 and 09/2023 dated September 25, 2023, issued by the Ministry of Corporate Affairs (“MCA Circulars”), Secretarial Standard on General Meetings issued by The Institute of Company Secretaries of India (“SS-2”), Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) (including any statutory modification or re-enactment thereof for the time being in force, and as amended from time to time), and pursuant to other applicable laws and regulations, that the resolutions appended below towards:

a)	Appointment of Mr. Srinivas Pallia (DIN: 10574442) as Whole-Time Director in the capacity of Chief Executive Officer and Managing Director on the Board of Wipro Limited (the “Company”); and

b)	Approval for payment of cash compensation to Mr. Thierry Delaporte (DIN: 08107242), former Chief Executive Officer and Managing Director of the Company

are proposed for approval of the shareholders of the Company through postal ballot by remote e-voting process (“e-voting”).

The explanatory statement pursuant to Section 102, 110 and other applicable provisions, if any, of the Act pertaining to the aforesaid resolutions setting out the material facts is annexed hereto for your consideration.

The Board of Directors of the Company, at their meeting held on April 19, 2024, appointed Mr. V. Sreedharan (FCS 2347; CP 833) or Mr. Pradeep B. Kulkarni (FCS 7260; CP 7835), Partners of V. Sreedharan & Associates, Company Secretaries, Bengaluru as the Scrutinizer for conducting the postal ballot through the e-voting process in a fair and transparent manner.

In accordance with the provisions of the MCA Circulars and other applicable laws and regulations, shareholders can vote only through the remote e-voting process. Accordingly, the Company is pleased to offer a remote e-voting facility to all its shareholders to cast their votes electronically. Shareholders are requested to read the instructions in the Notes under the section “General information and instructions relating to e-voting” in this postal ballot notice (“Postal Ballot Notice”) to cast their vote electronically. Shareholders are requested to cast their vote through the e-voting process not later than 5 PM IST on Wednesday, May 29, 2024, to be eligible for being considered, failing which it will be strictly considered that no vote has been received from the shareholder.

The Scrutinizer will submit his/her report to the Chairman of the Company after completion of scrutiny of the e-voting. The results shall be declared on or before Friday, May 31, 2024 and communicated to BSE Limited (“BSE”), National Stock Exchange of India Limited (“NSE”) and New York Stock Exchange (“NYSE”) (together the “Stock Exchanges”), National Securities Depository Limited (“NSDL”) and Central Depository Services (India) Limited (“CDSL”) (together the “Depositories”), and KFin Technologies Limited (“KFintech” or “Registrar and Share Transfer Agent” or “RTA”). The results will also be displayed at the Company’s registered office and on its website at www.wipro.com.

Resolution No. 1- Appointment of Mr. Srinivas Pallia (DIN: 10574442) as the Chief Executive Officer and Managing Director of the Company

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Section 152 and other applicable provisions of the Companies Act, 2013 and the rules made thereunder (including any statutory modification or re-enactment thereof) and the Articles of Association of the Company, Mr. Srinivas Pallia (DIN: 10574442) who was appointed as an Additional Director of the Company with effect from April 7, 2024 and who holds office till the date of the Annual General Meeting in terms of Section 161 of the Companies Act, 2013, and in respect of whom the Company has received a notice in writing from a member proposing his candidature for the office of Director pursuant to Section 160 of the Companies Act, 2013, be and is hereby appointed as a Director of the Company, liable to retire by rotation.

RESOLVED FURTHER THAT pursuant to the provisions of Sections 196, 197, 198, 203 and other applicable provisions of the Companies Act, 2013 and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 read with Schedule V of the Companies Act, 2013 (including any statutory modification or re-enactment thereof), and subject to the approval of the Central Government, as may be required, the consent of the Members be and is hereby accorded for the appointment of Mr. Srinivas Pallia (DIN: 10574442) as the Chief Executive Officer and Managing Director of the Company, to hold office for a period of five years with effect from April 7, 2024 to April 6, 2029, on the terms and conditions of appointment including payment of remuneration with effect from April 7, 2024 as below:

Remuneration:

a)	Basic Pay: In the range of USD 1,750,000 per annum to USD 3,000,000 per annum.

b)

Target Variable Pay: In the range of USD 1,750,000 per annum to USD 3,000,000 per annum. The actual payout will vary based on the organization level achievement on parameters of revenue & profit, and such other criteria as may be determined by the Board of Directors, from time to time.

The variable pay program may be changed or modified in part or full thereof from time to time, at the sole discretion of the Board.

c)

Long-term Incentive: Stock compensation through grant of American Depository Shares (ADS) Restricted Stock Units (ADS RSUs) and ADS Performance Stock Units (ADS PSUs) aggregating to an amount USD 4,000,000, consisting of ADS RSUs worth of USD 1,400,000 and ADS PSUs worth of 2,600,000 as per details below:

i.	Vesting schedule of RSUs and PSUs: 25% on May 2, 2025, 25% on May 2, 2026 and 50% on May 2, 2027

ii.

Vesting of PSUs shall be subject to achievement of revenue, margin, and free cash flow targets as per Company policy, and such other criteria as may be determined by the Board of Directors, from time to time.

iii.

The stock compensation is aimed at promoting a culture of ownership by providing an opportunity to share in future growth and profitability of the Company, which would thereby lead to improved engagement, motivation, and retention.

d)	Any other stock grant as may be determined by the Board/Nomination and Remuneration Committee, from time to time.

Other Perquisites and Benefits

e)	Personal Accident Insurance, Group Life Insurance: Personal accident insurance cover and Group life insurance cover is as per the Company policy.

f)

Reimbursement of medical expenses for self, spouse, and dependent children up to maximum of one month’s basic pay as per the Company policy. In addition, Mr. Srinivas Pallia will be entitled to medical insurance and annual health check-up as per Company policy.

g)	Leave with full pay and allowance as per Company policy.

h)	Reimbursement of travel, stay and entertainment expenses actually and properly incurred in the course of business as per Company policy.

i)	The appointment may be terminated by either party by giving notice to the other party of such termination or paying salary in lieu of notice period as mentioned below:

-

If the agreement is terminated by the Chief Executive Officer and Managing Director, he is required to give prior written notice of six months to the Company or pay to the Company six months’ base pay in lieu of the notice.

-	If the agreement is terminated by the Company, the Company is required to pay to the Chief Executive Officer and Managing Director severance pay equivalent of 12 months’ base pay.

j)	The Chief Executive Officer and Managing Director shall not be entitled to sitting fees for attending the meetings of the Board of Directors or Committees thereof.

k)	The Chief Executive Officer and Managing Director shall be subject to retirement by rotation.

l)

Minimum Remuneration: Notwithstanding anything to the contrary herein contained where in any financial year during the tenure of the Chief Executive Officer and the Managing Director, the Company has no profits, or its profits are inadequate, the Company will pay remuneration by way of salary including perquisites and allowances as specified under Section II of Part II of Schedule V to the Companies Act, 2013.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorized to revise, enhance, alter and vary from time to time the terms and conditions of the appointment and/or remuneration based on the recommendation of the Nomination and Remuneration Committee in such manner as may be agreed to by the Board of Directors within the maximum amounts payable to the Directors in terms of the provisions of the Companies Act, 2013 (including any statutory modification(s) or re-enactment thereof for the time being in force).

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorized to do all such acts, deeds and things and execute all such documents, instruments and writings as may be required and to delegate all or any of its powers herein conferred to any Committee of Directors or Director(s) to give effect to the aforesaid resolutions.

Resolution No. 2- Approval for payment of cash compensation to Mr. Thierry Delaporte (DIN: 08107242), former Chief Executive Officer and Managing Director of the Company

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Sections 197, 198, and other applicable provisions of the Companies Act, 2013, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 read with Schedule V of the Companies Act, 2013, and pursuant to the recommendation of the Nomination and Remuneration Committee and the Board of Directors, approval of the Members of the Company be and is hereby accorded to make a payment of USD 4.33 Million in the form of cash compensation and applicable social security contributions, subject to appropriate deductions, to Mr. Thierry Delaporte who resigned as Chief Executive Officer and Managing Director of the Company with effect from close of business hours on April 6, 2024.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorized to do all such acts, deeds and things and execute all such documents, instruments and writings as may be required and to delegate all or any of its powers herein conferred to any Committee of Directors or Director(s) to give effect to the aforesaid resolutions.

By Order of the Board

For Wipro Limited

Sd/-

M Sanaulla Khan

Company Secretary

Date: April 19, 2024

Place: Bengaluru

Notes:

1.

The Postal Ballot Notice is being sent to the shareholders of the Company whose names appear on the Register of Members/List of Beneficial Owners as received from the Depositories as on Friday, April 19, 2024 (“Cut-off date”). Please note, however, that those members who may not have received this Notice due to non-registration of their e-mail addresses with the Company/RTA/Depositories, are also entitled to vote in relation to the resolution as set out in this Notice.

2.

In line with the MCA Circulars, the Postal Ballot Notice is being sent only by electronic mode to those members whose e-mail addresses are registered with the Company/Depositories. Members may please note that the Postal Ballot Notice will also be available on the Company’s website at www. wipro.com, websites of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively, and on the website of KFin Technologies Limited at https://evoting.kfintech.com.

3.

The Postal Ballot Notice will also be provided to the ADS Depository, who will use the same to prepare a voting instruction card to be sent to registered holders of ADRs and the mailing agent for The Depositary Trust Company (“DTC”), who will then mail their form of voting instruction to the beneficial holders of ADSs who hold their ADSs through a bank, broker, or other nominee in DTC.

4.

Members who have not registered their e-mail address are requested to register the same in respect of shares held in electronic form with the Depository through their Depository Participant(s) and in respect of shares held in physical form by writing to the Company’s Registrar and Share Transfer Agent, KFin Technologies Limited, Selenium Building, Tower-B, Plot No 31 & 32, Financial District, Nanakramguda, Serilingampally, Hyderabad, Rangareddy, Telangana, India - 500 032.

5.

In accordance with the provisions of the MCA Circulars, Shareholders can vote only through the remote e-voting process. Physical copies of the Postal Ballot Notice and pre-paid business reply envelopes are not being sent to shareholders for this Postal Ballot.

6.	Resolution passed by the shareholders through postal ballot are deemed to have been passed as if they have been passed at a General Meeting of the shareholders.

7.

The voting rights for Equity Shares are one vote per Equity Share, registered in the name of the members. Voting rights shall be reckoned on the paid-up value of Equity Shares registered in the name of the shareholders as on Friday, April 19, 2024. A person who is not a shareholder on the relevant date should treat this notice for information purpose only.

8.	The resolutions, if passed by the requisite majority, shall be deemed to have been passed on Wednesday, May 29, 2024 i.e., the last date specified for receipt of votes through the e-voting process.

9.

All the material documents referred to in the explanatory statement will be available for inspection electronically until the last date for receipt of votes through the e-voting process. Members seeking to inspect such documents can send an email to corp-secretarial@wipro.com.

10.

In accordance with the proviso to Regulation 40(1) of the Listing Regulations, as amended from time to time, and read with SEBI circular no. SEBI/HO/MIRSD/MIRSD_RTAMB/P/CIR/2022/8 dated January 25, 2022, transfer of securities of the Company including transmission and transposition requests shall not be processed unless the securities are held in the dematerialized form with a depository. Accordingly, shareholders holding equity shares in physical form are urged to have their shares dematerialized so as to be able to freely transfer them, eliminate all risks associated with physical holding and participate in corporate actions.

11.

SEBI, vide its circular nos. SEBI/HO/MIRSD/MIRSD_ RTAMB/P/CIR/2021/655 dated November 03, 2021, SEBI/HO/MIRSD/ MIRSD_RTAMB/P/CIR/2021/687 dated December 14, 2021 and SEBI/HO/MIRSD/MIRSD-PoD1/P/CIR/2023/37 dated March 16, 2023, has mandated Members holding shares in physical form to submit PAN, nomination, contact details, bank account details and specimen signature in specified forms. Members may access www.wipro.com/investors/faqs/ for Form ISR-1 to register PAN/email id/bank details/other KYC details, Form ISR-2 to update signature and Form ISR-3 for declaration to opt out. Members may make service requests by submitting a duly filled and signed Form ISR-4 & ISR-5, the format of which is available on the Company’s website and on the website of the Company’s Registrar and Share Transfer Agent.

12.	The formats for Nomination and Updation of KYC details in accordance with the SEBI Circular are available on the Company’s website at www.wipro.com/investors.

General information and instructions relating to e-voting

Procedure for E-voting:

Remote e-voting: In compliance with the provisions of Section 108 of the Companies Act, 2013, read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended, Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI circular no. SEBI/HO/CFD/PoD2/CIR/P/2023/120 dated July 11, 2023, Shareholders are provided with the facility to cast their vote electronically, through any of the modes listed below, on the resolution set forth in this Notice, by way of remote e-voting:

MODES OF E-VOTING	THROUGH DEPOSITORIES		THROUGH DEPOSITORY PARTICIPANTS
	NSDL	CDSL
Individual shareholders holding securities in demat mode

1.  Shareholders already registered for IDeAS facility may follow the below steps:

a)  Visit the following URL: https://eservices.nsdl.com

b)  On the home page, click on the “Beneficial Owner” icon under the ‘IDeAS’ section.

c)  On the new screen, enter User ID and Password. Post successful authentication, click on “Access to e-Voting” under e-voting services.

d)  Click on Company name or e-voting service provider name, i.e., KFintech and you will be re-directed to KFintech website for casting your vote.

1.  Shareholders already registered for Easi / Easiest facility may follow the below steps:

a)  Visit the following URL: https://web.cdslindia.com/my easitoken/home/login/ or www.cdslindia.com

b)  Click on the “Login” icon and opt for “New System Myeasi” (only applicable when using the URL: www.cdslindia.com)

c)  On the new screen, enter User ID and Password. Without any further authentication, the e-voting page will be made available.

d)  Click on Company name or e-voting service provider name, i.e., KFintech to cast your vote.

Shareholders may alternatively log - in using credentials of the demat account through their Depository Participants registered with NSDL / CDSL for the e-voting facility. On clicking the e-voting icon, shareholders will be re-directed to the NSDL / CDSL site, as applicable, on successful authentication.

Shareholders may then click on Company name or e-voting service provider name, i.e., KFintech and will be redirected to KFintech website for casting their vote.

MODES OF E-VOTING	THROUGH DEPOSITORIES		THROUGH DEPOSITORY PARTICIPANTS
	NSDL	CDSL

2.  Shareholders who have not registered for IDeAS facility may follow the below steps:

a)  To register for this facility, visit the URL: https://eservices.nsdl.com

b)  On the home page, select “Register Online for IDeAS”

c)  On completion of the registration formality, follow the steps provided above.

2.  Shareholders who have not registered for Easi/ Easiest facility may follow the below steps:

a)  To register for this facility, visit the URL: https://web.cdslindia.com/mye asitoken/home/login/

b)  On completion of the registration formality, follow the steps provided above.

3.  Shareholders may alternatively vote through the e-voting website of NSDL in the manner specified below:

a)  Visit the URL: https://www.evoting.nsdl.com/

b)  Click on the “Login” icon available under the ‘Shareholder/Member’ section.

c)  Enter User ID (i.e., 16-digit demat account number held with NSDL), Password / OTP, as applicable, and the verification code shown on the screen.

d)  Post successful authentication, you will be redirected to the NSDL Depository site wherein you can see the e-voting page.

e)  Click on company name or e-Voting service provider name, i.e., KFintech and you will be redirected to KFintech website for casting your vote.

3.  Shareholders may alternatively vote through the e-voting website of CDSL in the manner specified below:

a)  Visit the URL: www.cdslindia.com

b)  Enter the demat account number and PAN.

c)  Enter OTP received on mobile number & email registered with the demat account for authentication.

d)  Post successful authentication, the shareholder will receive links for the respective e-voting service provider, i.e., KFintech where the e-voting is in progress.

MODES OF E-VOTING	THROUGH DEPOSITORIES		THROUGH DEPOSITORY PARTICIPANTS
	NSDL	CDSL
	4. For any technical assistance, Shareholders may contact NSDL helpdesk by sending a request at evoting@nsdl.co.in or call at toll free no.: 18001020990.	4. For any technical assistance, Shareholders may contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or call at toll free no.:1800225533.

MODE OF E-VOTING	THROUGH KFINTECH
Non-individual shareholders holding securities in demat mode and Shareholders holding securities in physical mode

1.  In case a Shareholder receives an email from KFintech [for Shareholders whose email IDs are registered with the Company/Depository Participants(s)], please follow the below instructions:

a)  Visit the following URL: https://evoting.kfintech.com

b)  Enter the login credentials (i.e., User ID and password). In case of physical folio, User ID will be EVEN (E-Voting Event Number) followed by folio number. In case of Demat account, User ID will be your DP ID and Client ID. However, if you are already registered with KFin for e-voting, you can use your existing User ID and password for casting your vote.

c)  After entering these details appropriately, click on “LOGIN”.

d)  You will now reach password change menu, wherein you are required to mandatorily change your password. The new password shall comprise of minimum 8 characters with at least one upper case (A-Z), one lower case (a-z), one numeric value (0-9) and a special character (@, #, $, etc.). The system will prompt you to change your password and update your contact details like mobile number, email ID etc., on your first login. It is strongly recommended that you do not share your password with any other person and that you take utmost care to keep your password confidential.

e)  You need to login again with the new credentials.

f)   On successful login, the system will prompt you to select the “EVENT” and click on ‘Wipro Limited.’

2.  Shareholders who have not registered their e-mail address are requested to register the same in respect of shares held in electronic form with the Depository through their Depository Participant(s) and in respect of shares held in physical form by writing to the Company’s Registrar and Share Transfer Agent, KFIN Technologies Limited, Selenium Building, Tower-B, Plot No 31 & 32, Financial District, Nanakramguda, Serilingampally, Hyderabad, Rangareddy, Telangana, India - 500 032.

3.  For obtaining the User ID and Password for e-voting, Shareholders may refer the instructions below:

a)  If the mobile number of the Shareholder is registered against Folio No./DP ID Client ID, the Shareholder may send SMS: MYEPWD E-Voting Event Number+ Folio No. or DP ID Client ID to 9212993399

Example for NSDL - MYEPWD IN12345612345678

Example for CDSL - MYEPWD 1402345612345678

Example for Physical - MYEPWD XXXX1234567890

b)  If e-mail address or mobile number of the Shareholder is registered against Folio No./DP ID Client ID, then on the home page of https://evoting.kfintech.com, the Shareholder may click “Forgot Password” and enter Folio No. or DP ID Client ID and PAN to generate a password.

c)  Shareholder may call KFintech toll free number 1800-3094-001 for any assistance.

d)  Shareholder may send an e-mail request to einward.ris@kfintech.com. However, KFintech shall endeavour to send User ID and Password to those new Shareholder whose e-mail IDs are available.

General Instructions on E-voting:

1.	Shareholders who are unable to retrieve User ID/Password are advised to use “Forgot User ID”/“Forgot Password” options available on the websites of Depositories/Depository Participants.

2.

The remote e-voting period commences at 9 AM IST on Tuesday, April 30, 2024 and ends at 5 PM IST on Wednesday, May 29, 2024. During this period, Shareholders of the Company, holding shares either in physical form or in dematerialized form, as on the Cut-off date of Friday, April 19, 2024, may cast their votes electronically as per the process detailed in this Notice. The remote e-voting module shall be disabled for voting thereafter. Once the vote on the resolution is cast by the shareholder, the shareholder shall not be allowed to change it subsequently.

3.	The voting rights of Shareholders shall be in proportion to their share of the paid-up equity share capital of the Company as on the Cut-off date i.e., Friday, April 19, 2024.

4.

On the voting page, enter the number of shares (which represents the number of votes) as on the Cut-off date of Friday, April 19, 2024, under “FOR/AGAINST” for the item set out in the notice, you may partially enter any number “FOR” and partially “AGAINST” but the total number in “FOR/AGAINST” taken together shall not exceed your total shareholding as on the Cut-off date. You may also choose the option “ABSTAIN.” If the Shareholder does not indicate either “FOR” or “AGAINST,” it will be treated as “ABSTAIN” and the shares held will not be counted under either head.

5.	Shareholders holding multiple folios/demat accounts shall choose the voting process separately for each folio/demat accounts.

6.	Corporate Members are required to access the link https://evoting.kfintech.com and upload a certified copy of the Board resolution authorizing their representative to vote on their behalf.

7.	You may then cast your vote by selecting an appropriate option and click on “Submit.”

8.

A confirmation box will be displayed. Click “OK” to confirm else “CANCEL” to modify. Once you have voted on the resolution, you will not be allowed to modify your vote. During the voting period, Shareholders can login any number of times till they have voted on the resolution.

9.

In case of any query and/or grievance, in respect of voting by electronic means through KFintech, Shareholders may refer to the Help & Frequently Asked Questions (FAQs) and E-voting user manual available at the download section of https://evoting.kfintech.com/ or may contact Ms. Swati Reddy, Manager (Unit: Wipro Limited) of KFIN Technologies Limited, Selenium Building, Tower-B, Plot No 31 & 32, Financial District, Nanakramguda, Serilingampally, Hyderabad, Rangareddy, Telangana, India - 500 032 or at einward.ris@kfintech.com, evoting@kfintech.com or call KFintech’s toll free No. 1-800- 3094-001 for any further clarifications.

10.	You can also update your mobile number and e-mail id in the user profile details of the folio which may be used for sending future communication(s).

11.

The Scrutinizer will submit his/her report to the Chairman after the completion of scrutiny, and the result of the voting will be announced by the Chairman or any Director of the Company duly authorized, on or before Friday, May 31, 2024 and will also be displayed on the website of the Company (www.wipro.com), besides being communicated to the Stock Exchanges, Depositories and Registrar and Share Transfer Agent.

Explanatory Statement pursuant to Section 102 of the Companies Act, 2013

Appointment of Mr. Srinivas Pallia (DIN: 10574442) as the Chief Executive Officer and Managing Director of the Company

In terms of the Corporate Governance Guidelines of the Company and pursuant to the recommendation of the Nomination and Remuneration Committee, the Board of Directors of the Company at its meeting held on April 6, 2024, appointed Mr. Srinivas Pallia as an Additional Director designated as the Chief Executive Officer and Managing Director of the Company with effect from April 7, 2024 for a period of five years, subject to the approval of the Members and the Central Government, as may be required under applicable law. In accordance with the provisions of Section 161 of the Companies Act, 2013, Mr. Srinivas Pallia shall hold office up to the date of the Annual General Meeting and shall be eligible for election subject to the approval of the Members.

In accordance with the provisions of Section 152, 196, 197, 198 and 203 and other applicable provisions of the Companies Act, 2013, approval of the Members is required for appointment of Mr. Srinivas Pallia as the Chief Executive Officer and Managing Director of the Company with effect from April 7, 2024.

As per Regulation 17(1C) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company is required to take approval of shareholders for appointment of a person on the Board of Directors at the next general meeting or within a period of three months from the date of appointment, whichever is earlier, through an ordinary resolution.

Mr. Srinivas Pallia has incredible richness of experience, a proven track record, growth-oriented mindset and an unwavering commitment to ensuring client satisfaction. The Board of Directors believe that Mr. Srinivas Pallia’s three decades of experience, diverse leadership roles he has played in the Company and extensive knowledge of Information Technology industry, make him the ideal leader to steer Wipro into the future.

Additional information in respect of Mr. Srinivas Pallia pursuant to Regulation 36 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the Secretarial Standards on General Meetings (SS-2), is given at Annexure A to this Notice.

Brief profile of Mr. Srinivas Pallia is given at Annexure B to this Notice.

The terms and conditions of the appointment and remuneration payable to Mr. Srinivas Pallia have been provided as part of the resolution at Item No. 1.

In accordance with the provisions of Section 160 of the Companies Act, 2013, the Company has received a notice in writing from a member proposing the candidature of Mr. Srinivas Pallia to be appointed as Director of the Company.

Except Mr. Srinivas Pallia, being the appointee, or his relatives, none of the Directors and Key Managerial Personnel of the Company or their relatives are concerned or interested financially or otherwise, in the resolution set out at Item No. 1.

The Board of Directors recommend the resolution for appointment of Mr. Srinivas Pallia as the Chief Executive Officer and Managing Director of the Company, as set out in Item No. 1 for approval of the Members by way of an Ordinary Resolution.

Approval for payment of cash compensation to Mr. Thierry Delaporte (DIN: 08107242), former Chief Executive Officer and Managing Director of the Company

At the 74th Annual General Meeting held on July 13, 2020, the Members of the Company approved the appointment of Mr. Thierry Delaporte as the Chief Executive Officer and Managing Director for a term of 5 years, with effect from July 6, 2020 to July 5, 2025. Mr. Delaporte resigned as the Chief Executive Officer and Managing Director of the Company with effect from close of business hours on April 6, 2024.

Based on the recommendation of the Nomination and Remuneration Committee, the Board of Directors at its meeting held on April 6, 2024, approved a payment of USD 4.33 Million in the form of cash compensation to Mr. Thierry Delaporte subject to approval of the Members.

The payment is proposed to be made in recognition of Mr. Delaporte’s contributions in driving significant transformation at Wipro during his tenure as Chief Executive Officer and Managing Director, and with a view to enable a smooth transition, ensure business continuity and to ensure adherence to post-engagement obligations (including, but not limited to, confidentiality, non-solicitation, non-disparagement, and other obligations).

None of the Directors and Key Managerial Personnel of the Company or their relatives are concerned or interested financially or otherwise, in the resolution set out at Item No. 2.

The Board of Directors recommend the resolution for payment of cash compensation to Mr. Thierry Delaporte, former Chief Executive Officer and Managing Director of the Company, as set out in Item No. 2 for approval of the Members by way of an Ordinary Resolution.

Annexure-A

Details of Director seeking appointment through postal ballot by remote e-voting process

(Pursuant to Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard–2 on General Meetings)

Name of the Director	Mr. Srinivas Pallia
Director Identification Number	10574442

Date of Birth	March 1, 1967

Age	57 years

Date of Appointment	April 7, 2024

Relationship with Directors and Key Managerial Personnel	None

Expertise in specific functional area	Technology, Sales, Operations and Consulting, and wide management experience

Qualification(s)	Bachelor’s degree in Engineering and Master’s degree in Management Studies from Indian Institute of Science, Bangalore, Global Businesses executive program from Harvard Business School and the Advanced Leadership Program from McGill Executive Institute.

Terms and conditions of appointment	Mr. Srinivas Pallia is appointed as Chief Executive Officer & Managing Director for a period of 5 years from April 7, 2024 to April 6, 2029, liable to retire by rotation. The detailed terms and conditions, including remuneration, is provided as part of the resolution and explanatory statement.

Remuneration last drawn as Director (including sitting fees)	Not Applicable

Number of meetings of the Board attended during the financial year 2024-25 (up to the date of Postal Ballot notice)	Refer Note 2

Board Membership in other Indian listed companies as on the date of this postal ballot notice	None

Membership/Chairmanship of Committees in other Indian listed companies as on the date of this postal ballot notice	None

Number of shares held in the Company as on the date of this postal ballot notice	Equity Shares: 1,00,000 American Depository Shares (ADS): NIL

Listed companies from which the Director has resigned in the past three years	None

Notes:

1.

The Directorship, Committee Memberships and Chairmanships do not include positions in foreign companies, unlisted companies and private companies, position as an advisory board member and position in companies under Section 8 of the Companies Act, 2013.

2.	Since the date of his appointment, Mr. Srinivas Pallia has attended one Board Meeting held over April 18-19, 2024.

Annexure-B

Brief Profile of Mr. Srinivas Pallia

Srinivas Pallia is Chief Executive Officer and Managing Director of Wipro Limited, a $10.8 Billion global information technology, consulting, and business process services company, with around 240,000 employees in six continents.

With a career spanning over three decades and a deep and broad background across Wipro’s various geographies, functions, service lines, and business units, Srini brings a wealth of knowledge and insight to his role. His unwavering commitment to client satisfaction, his relentless focus on delivering results, and his extensive first-hand experience of significant technological changes and industry transformations further enhance Wipro’s position.

Having joined Wipro in 1992, Srini has held numerous leadership roles, including President of Wipro’s Consumer Business Unit and Global Head of Business Application Services. Most recently, he served as the CEO for Americas 1, Wipro’s largest and fastest-growing market. In this role, Srini led a wide range of industry sectors and was responsible for establishing their vision, as well as shaping and implementing growth strategies.

Srini holds a bachelor’s degree in engineering, and a master’s in management studies from Indian Institute of Science, Bangalore. He graduated from Harvard Business School’s Leading Global Businesses executive program, and the Advanced Leadership Program at McGill Executive Institute. An avid hiker, Srini lives in New Jersey with his family.